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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                   NOTIFICATION OF LATE FILING OF FORM 10-KSB


(check one) [X] Form 1O-KSB   [ ] Form 20-F   [ ] Form 11-K  [ ] Form 10-Q

[ ] Form N-SAR

For Period Ended:   December 31, 2002

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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Full Name of Registrant:   Syndicated Food Service International, Inc.

Former Name if Applicable:  Floridino's International Holdings, Inc.

                        3350 Riverwood Parkway, Suite 800
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            Address of Principal Executive Office (Street and Number)

                             Atlanta, Georgia 30339
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                            City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ]      (c)      The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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Part III -  Narrative

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State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

        The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its Audited Certified financial statements with Certified Public Accountant's Audit Report without unreasonable effort or expense, due in part, because of the Registrant's change in auditors as disclosed in its Form 8-K filed February 20, 2003 as amended February 26, 2003, and because Registrant requires additional time in order to finalize year-end financial information, complete financial statements and complete management's discussion and analysis.

Part IV - Other Information

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         (1)      Name and telephone number of person to contact in regard to this notification:

 Peter F. Schoenthaler, Esq.          (770)                       953-0995
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          (Name)                   (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [ ] Yes                    [X] No

10-KSB for year ended December 31, 2001
10-QSB for period ended March 31, 2002
10-QSB for period ended June 30, 2002
10-QSB for period ended September 30, 2002

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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes                            [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in Registrant's current report filed August 22, 2002, the Company's entire board of directors was replaced during calendar year 2002 and new directors were elected to the board in their place. Also, during calendar year 2002 the Company's former management was terminated and new management was appointed in their place. The transition of new management has complicated the ability of the Registrant to timely file its 10-KSB for year ended December 31, 2001 and Registrant has not filed its 10-KSB for year ended December 31, 2001 as of the date of this filing of form 12b-25. Since Registrant has not filed its 10-KSB for year ended December 31, 2001, Registrant is unable to make a meaningful comparison of the earnings statements for these two fiscal periods. Registrant anticipates filing its 10-KSB for year ended December 31, 2001 in conjunction with its 10-KSB for year ended December 31, 2002 at which time Registrant will set forth in detail, both narratively and quantitatively, the results for each period and any change in such results.

                    Syndicated Food Service International, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2002            By: /s/ Thomas P. Tanis, Jr.
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                                      (Signature)


                                Thomas P. Tanis, Jr., Chief Executive Officer
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                                (Type name and title)